

Chris Tan

Chief Gelato Officer at Gelateria Naia

San Francisco Bay Area

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Van Pelt, Yi & James LLP

 **Queen's University**

 See contact info

 500+ connections

Experience

Patent Agent
Van Pelt, Yi & James LLP
2006 – Present • 12 yrs

 **Chief Gelato Officer**
Gelateria Naia
2002 – Present • 16 yrs

Director of Engineering
Calimetrics
1999 – 2005 • 6 yrs

 **Lecturer and Research Associate**
Queen's University
1994 – 1999 • 5 yrs

 **Research Assistant**
McGill University
1993 – 1993 • less than a year

Education

 **Queen's University**
MSc, Electrical Engineering
Activities and Societies: IEEE, ACM

 **University of Saskatchewan**
BSc, Electrical Engineering
Activities and Societies: IEEE, SAE

 **University of Saskatchewan**
BSc, Computational Science

Saskatche
wan

Activities and Societies: ACM

Skills & Endorsements

Patent Prosecution · 11

John Gaw and 10 connections have given endorsements for this skill

Recommendations

Received (0)   Given (4)


**Mette
Hornun
g Rankin**

Mette Hornung Rankin
designer, et cetera
April 4, 2014, Chris was a client
of Mette's

Mette is a fantastic designer and is our "clutch" team member - someone who can be counted on in a crunch. She followed each step of her project timeline without fail and overdelivered on all expectations. Each time we have worked with her we have been amazed by her skill, creativity, and flexibility.


**Lean
dro
Marguli
s**

Leandro Margulis
Business Accelerator.
People Connector.
June 5, 2013, Chris was a client
of Leandro's

Leandro and his team performed an assessment of our company strategy, operations, work environment and external perception. This has been useful in helping us grow; he challenged our assumptions asked why we do things the way we do, and helped us think through new alternatives.

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